FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 12, 2018, announcing that Gilat Launches Complete Dual Band Aero Terminal for Commercial In-Flight Connectivity.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 12, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Launches Complete Dual Band Aero Terminal for Commercial
In-Flight Connectivity

AeroEdge 6000 is a highly efficient, high performance Ku/Ka airborne terminal that includes Gilat’s dual-band antenna, MODMAN and transceivers

Petah Tikva, Israel, March 12, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, launches AeroEdge 6000, a highly efficient, high performance terminal for commercial in-flight connectivity. The dual-band terminal includes Gilat’s Ku/Ka band antenna, MODMAN, and Wavestream transceivers.

The AeroEdge 6000 high performance terminal operates in both Ka and Ku band providing aeronautical broadband satellite communication for high-speed Internet and multimedia applications. The terminal includes Gilat’s ER 6000-A Ku/Ka antenna, SkyEdge II-c Taurus MODMAN, Ku/Ka Antenna Networking Data Unit (KANDU) and Wavestream’s Ku/Ka Radio Frequency Unit (KRFU).

The terminal allows seamless transition between Ka-band coverage and Ku-band coverage thus utilizing the best available satellite resources for cost-efficiency and performance. In support of a high quality passenger experience, the Taurus MODMAN is equipped with a full set of embedded protocol optimization and application acceleration features. High spectral efficiency is delivered via wideband DVB-S2X carriers in the forward direction and fast adaptive and spread-spectrum LDPC transmission in the return direction. Operated over Gilat’s SkyEdge II-c multi-service platform, AeroEdge 6000 is a new addition to the family of SkyEdge terminals.

“We are pleased to bring to market AeroEdge 6000, a complete terminal with superior system transmission performance and efficiency. The terminal maintains application continuity with automatic beam/gateway and satellite switchover, and was designed to assure continuous gate-to-gate operation,” said Amir Yafe, Head of Products at Gilat. “The terminal recently achieved download speeds of 130Mbps in a live customer demonstration in China with dozens of concurrent users. This terminal is a major milestone in Gilat’s strategy to leverage our global IFC expertise and leadership for adoption to local markets and with regional service providers where different frequency bands are used in different flight routes.”

The new terminal will be on display at the Satellite 2018 show in Washington DC, March 13-15, at Gilat’s booth # 809.

 About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements.  Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding  these and other risks and uncertainties associated with Gilat's business, reference  is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
203-972-0186
junefil@optonline.net